FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1. [Financial Highlights – Year ended March 2004]
2. [Organizational Change]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka Senior Managing Director

Date:    April 28, 2004

April 28, 2004

Financial Highlights – Year ended March 2004

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the year ended March 2004.

For further information, please contact:

Shigeki Fujitani

Managing Director

Finance Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

Financial Summary For the Year Ended March 31, 2004

Date:	April 28, 2004

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shigeki Fujitani
Managing Director, Finance Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
(1) Operating Results	URL(http://www.nomura.com)

	For the year ended March 31
	2004	2003
	(Yen amounts in millions, except per share data)
Total revenue	¥1,099,546	¥840,919
Change from the year ended March 31, 2003	30.8%

Net revenue	¥803,103	¥566,274
Change from the year ended March 31, 2003	41.8%

Income before income taxes and cumulative effect of accounting change	¥282,676	¥47,409
Change from the year ended March 31, 2003	496.2%

Net income	¥172,329	¥119,913
Change from the year ended March 31, 2003	43.7%

Basic net income per share	¥88.82	¥61.26
Diluted net income per share	¥88.82	¥61.26
Return on shareholders’ equity (ROE)	10.1%	7.4%

Equity in earnings of affiliates	¥9,479	¥(3,013)
Average number of shares outstanding	1,940,116,416	1,957,315,610
Difference in recognition method with latest fiscal year: none

(2) Financial Position

	At March 31
	2004	2003
	(Yen amounts in millions, except per share data)
Total assets	¥29,752,966	¥21,169,446
Shareholders’ equity	¥1,785,688	¥1,642,328
Shareholders’ equity as a percentage of total assets	6.0%	7.8%
Book value per share	¥919.67	¥846.40
Number of shares outstanding	1,941,656,029	1,940,363,520

(3) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 133

Number of affiliated companies, which were accounted for by the equity method: 13

(4) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 29	Exclusion 9
Number of equity method application	Inclusion 2	Exclusion 2

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

			% Change	Translation into U.S. dollars
	For the year ended/ as of
	March 31, 2003 (A)	March 31, 2004 (B)	(B-A)/(A)	March 31, 2004
	(yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
			%
Total revenue	¥840,919	¥1,099,546	30.8	$10,554
Net revenue	566,274	803,103	41.8	7,709
Non-interest expenses	518,865	520,427	0.3	4,996
Income before income taxes and cumulative effect of accounting change	47,409	282,676	496.2	2,713
Income before cumulative effect of accounting change	10,114	172,329	1,603.9	1,654
Cumulative effect of accounting change	109,799	—	—	—
Net income	119,913	172,329	43.7	1,654

Per share data :
Basic-
Income before cumulative effect of accounting change	5.17	88.82	1,618.0	0.85
Cumulative effect of accounting change	56.09	—	—	—
Net income	61.26	88.82	45.0	0.85

Diluted-
Income before cumulative effect of accounting change	5.17	88.82	1,618.0	0.85
Cumulative effect of accounting change	56.09	—	—	—
Net income	61.26	88.82	45.0	0.85

Cash dividends	15.00	15.00		0.14

Return on equity (ROE):	7.4%	10.1%

AT PERIOD-END
Total Assets	¥21,169,446	¥29,752,966		$285,592
Shareholders’ equity	1,642,328	1,785,688		17,140

Per share data :
Shareholders’ equity	846.40	919.67		8.83

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the years indicated.

	Millions of yen
	Year Ended March 31,
	2003	2004
Non-interest revenue	¥438,995	¥702,676
Net interest revenue	127,279	100,427

Net revenue	566,274	803,103
Non-interest expenses	518,865	520,427

Income before income taxes	47,409	282,676
Income tax expense	37,295	110,347
Cumulative effect of accounting change (*1)	109,799	—

Net income	¥119,913	¥172,329

Return on equity (ROE)	7.4%	10.1%

(*1)	Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of ¥ 803.1 billion for the year ended March 31, 2004, an increase of 42% from the prior year. Non-interest expenses were ¥ 520.4 billion for the year ended March 31, 2004, an increase of 0.3% from the prior year.

Income before income taxes and net income were ¥ 282.7 billion and ¥ 172.3 billion, respectively, for the year ended March 31, 2004. This compares to income before income taxes and net income of ¥ 47.4 billion and ¥ 119.9 billion, respectively, for the prior year.

Total assets were ¥ 29.8 trillion at March 31, 2004, an increase of ¥ 8.6 trillion from March 31, 2003 and total shareholders’ equity increased by ¥ 143.4 billion from March 31, 2003 to ¥ 1.8 trillion at March 31, 2004. Nomura’s return on equity was 10.1% for the year ended March 31, 2004.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	Year Ended March 31,
	2003	2004
Non-interest revenue	¥246,938	¥304,035
Net interest revenue	2,313	1,722

Net revenue	249,251	305,757
Non-interest expenses	213,562	226,213

Income before income taxes	¥35,689	¥79,544

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 23% from ¥249,251 million for the year ended March 31, 2003 to ¥305,757 million for the year ended March 31, 2004. Non-interest expenses increased by 6% from ¥213,562 million for the year ended March 31, 2003 to ¥226,213 million for the year ended March 31, 2004. As a result, Income before income taxes increased by 123% from ¥35,689 million for the year ended March 31, 2003 to ¥79,544 million for the year ended March 31, 2004.

Operating Results of Global Wholesale

	Millions of yen
	Year Ended March 31,
	2003	2004
Non-interest revenue	¥196,675	¥290,845
Net interest revenue	101,794	74,891

Net revenue	298,469	365,736
Non-interest expenses	207,436	227,227

Income before income taxes	¥91,033	¥138,509

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income and Equity increased net gain on trading. Net revenue increased by 23% from ¥298,469 million for the year ended March 31, 2003 to ¥365,736 million for the year ended March 31, 2004. Non-interest expenses increased by 10% from ¥207,436 million for the year ended March 31, 2003 to ¥227,227 million for the year ended March 31, 2004. As a result, Income before income taxes increased by 52% from ¥91,033 million for the year ended March 31, 2003 to ¥138,509 million for the year ended March 31, 2004.

Fixed Income

Net revenue increased by 13% from ¥153,966 million for the year ended March 31, 2003 to ¥173,994 million for the year ended March 31, 2004, mainly due to an increase in net gain on trading relating to foreign currency bonds. Non-interest expenses increased by 20% from ¥76,759 million for the year ended March 31, 2003 to ¥91,810 million for the year ended March 31, 2004. As a result, Income before income taxes increased by 6% from ¥77,207 million for the year ended March 31, 2003 to ¥82,184 million for the year ended March 31, 2004.

Equity

Net revenue increased by 34% from ¥82,025 million for the year ended March 31, 2003 to ¥110,153 million for the year ended March 31, 2004, mainly due to an increase in customers’ order-flow, such as block trading. Non-interest expenses increased by 9% from ¥65,675 million for the year ended March 31, 2003 to ¥71,494 million for the year ended March 31, 2004. As a result, Income before income taxes increased by 136% from ¥16,350 million for the year ended March 31, 2003 to ¥38,659 million for the year ended March 31, 2004.

Investment Banking

Net revenue for Investment Banking increased by 3% from ¥69,125 million for the year ended March 31, 2003 to ¥70,869 million for the year ended March 31, 2004, partly due to a revitalization in equity capital markets. Non-interest expenses for Investment Banking decreased by 5% from ¥56,374 million for the year ended March 31, 2003 to ¥53,703 million for the year ended March 31, 2004. As a result, Income before income taxes increased by 35% from ¥12,751 million for the year ended March 31, 2003 to ¥17,166 million for the year ended March 31, 2004.

Merchant Banking

Net loss for Merchant Banking was ¥6,647 million for the year ended March 31, 2003 and Net revenue for Merchant Banking was ¥10,720 million for the year ended March 31, 2004, mainly due to gains from exit transactions and a rise in the fair value of investments. Non-interest expenses for Merchant Banking increased by 18% from ¥8,628 million for the year ended March 31, 2003 to ¥10,220 million for the year ended March 31, 2004. As a result, Loss before income taxes was ¥15,275 million for the year ended March 31, 2003 and Income before income taxes was ¥500 million for the year ended March 31, 2004.

Operating Results of Asset Management

	Millions of yen
	Year Ended March 31,
	2003	2004
Non-interest revenue	¥34,828	¥34,300
Net interest (expense) revenue	2,232	1,657

Net revenue	37,060	35,957
Non-interest expenses	33,866	37,004

Income (loss) before income taxes	¥3,194	¥(1,047)

Net revenue decreased by 3% from ¥37,060 million for the year ended March 31, 2003 to ¥35,957 million for the year ended March 31, 2004, mainly due to a decrease in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts. Non-interest expenses increased by 9% from ¥33,866 million for the year ended March 31, 2003 to ¥37,004 million for the year ended March 31, 2004, mainly due to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management Co., Ltd. As a result, Income before income taxes was ¥3,194 million for the year ended March 31, 2003 and Loss before income taxes was ¥1,047 million for the year ended March 31, 2004.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 8 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes was ¥40,705 million for the year ended March 31, 2003 and Income before income taxes was ¥8,499 million for the year ended March 31, 2004.

Financial Position

Total assets at March 31, 2004 were ¥29.8 trillion, up ¥8.6 trillion, compared with March 31, 2003, reflecting an increase in trading-related assets. Total liabilities at March 31, 2004 were ¥28.0 trillion, up ¥8.4 trillion, compared with March 31, 2003, reflecting an increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, receivables under resale agreements and securities borrowed transactions, securities pledged as collateral, trading liabilities, payables under repurchase agreements and securities loaned transactions.

Cash and cash equivalents at March 31, 2004 increased by ¥146.1 billion compared with March 31, 2003. Net cash used in operating activities was ¥1,825.9 billion, mainly due to an increase in net trading-related balances (net of assets and liabilities). Net cash provided by investing activities was ¥45.5 billion mainly because of sales and redemptions of investments in equity securities and non-trading debt securities. Net cash provided by financing activities was ¥1,945.5 billion mainly due to an increase in borrowings.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2003 (A)	March 31, 2004 (B)	(B-A)/(A)	March 31, 2004
Revenue:
Commissions	¥141,640	¥210,216	48.4%	$2,018
Fees from investment banking	81,847	86,994	6.3	835
Asset management and portfolio service fees	79,290	66,193	(16.5)	635
Net gain on trading	172,308	229,042	32.9	2,199
Interest and dividends	401,924	396,870	(1.3)	3,809
(Loss) gain on investments in equity securities	(41,288)	55,888	—	536
(Loss) gain on private equity investments	(14,391)	13,138	—	126
Other	19,589	41,205	110.3	396

Total revenue	840,919	1,099,546	30.8	10,554
Interest expense	274,645	296,443	7.9	2,845

Net revenue	566,274	803,103	41.8	7,709

Non-interest expenses:
Compensation and benefits	244,167	259,336	6.2	2,489
Commissions and floor brokerage	20,844	19,169	(8.0)	184
Information processing and communications	77,389	80,031	3.4	768
Occupancy and related depreciation	57,152	54,221	(5.1)	520
Business development expenses	24,361	23,100	(5.2)	222
Other	94,952	84,570	(10.9)	813

	518,865	520,427	0.3	4,996

Income before income taxes and cumulative effect of accounting change	47,409	282,676	496.2	2,713

Income tax expense:
Current	25,519	108,434	324.9	1,041
Deferred	11,776	1,913	(83.8)	18

	37,295	110,347	195.9	1,059

Income before cumulative effect of accounting change	10,114	172,329	1,603.9	1,654
Cumulative effect of accounting change	109,799	—	—	—

Net income	¥119,913	¥172,329	43.7	$1,654

	Yen		% Change	Translation into U.S. dollars
Per share of common stock:
Basic-
Income before cumulative effect of accounting change	¥5.17	¥88.82	1,618.0%	$0.85
Cumulative effect of accounting change	56.09	—	—	—

Net income	¥61.26	¥88.82	45.0	$0.85

Diluted-
Income before cumulative effect of accounting change	¥5.17	¥88.82	1,618.0	$0.85
Cumulative effect of accounting change	56.09	—	—	—

Net income	¥61.26	¥88.82	45.0	$0.85

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2003	March 31, 2004	March 31, 2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥491,237	¥637,372	$6,118
Time deposits	422,570	248,737	2,388
Deposits with stock exchanges and other segregated cash	41,702	44,528	427

	955,509	930,637	8,933

Loans and receivables:
Loans receivable	436,371	543,894	5,221
Receivables from customers	404,388	10,744	103
Receivables from other than customers	311,665	464,776	4,461
Receivables under resale agreements and securities borrowed transactions	8,603,170	12,881,752	123,648
Securities pledged as collateral	3,359,807	5,232,640	50,227
Allowance for doubtful accounts	(15,159)	(5,778)	(55)

	13,100,242	19,128,028	183,605

Trading assets and private equity investments:
Securities inventory	5,152,393	7,837,663	75,232
Derivative contracts	503,417	479,659	4,604
Private equity investments	270,890	291,774	2,801

	5,926,700	8,609,096	82,637

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥177,374 million at March 31, 2003 and ¥182,449 million ($1,751million) at March 31, 2004, respectively)	184,868	200,700	1,926
Lease deposits	65,211	64,764	622
Non-trading debt securities	270,120	202,896	1,948
Investments in equity securities	138,084	169,459	1,627
Investments in and advances to affiliated companies	223,970	207,668	1,993
Deferred tax assets	112,313	105,901	1,017
Other assets	192,429	133,817	1,284

	1,186,995	1,085,205	10,417

Total assets	¥21,169,446	¥29,752,966	$285,592

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2003	March 31, 2004	March 31, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥180,565	¥772,964	$7,420
Payables to other than customers	384,910	355,429	3,412
Payables under repurchase agreements and securities loaned transactions	10,952,135	14,780,541	141,875
Short-term borrowings (see Note 3)	1,497,468	3,158,509	30,318
Time and other deposits received	256,184	255,703	2,453

	13,271,262	19,323,146	185,478

Trading liabilities:
Securities sold but not yet purchased	3,401,715	5,559,598	53,365
Derivative contracts	487,005	417,368	4,007

	3,888,720	5,976,966	57,372

Other liabilities:
Accrued income taxes	28,608	93,538	898
Accrued pension and severance costs	86,582	86,439	830
Other	296,509	235,888	2,264

	411,699	415,865	3,992

Long-term borrowings	1,955,437	2,251,301	21,610

Total liabilities	19,527,118	27,967,278	268,452

Commitments and contingencies (See Note 5)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at March 31, 2003, and March 31, 2004	182,800	182,800	1,755

Additional paid-in capital	151,328	154,063	1,479

Retained earnings	1,407,028	1,550,231	14,880

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(41,558)	(34,221)	(328)
Cumulative translation adjustments	(22,329)	(34,380)	(331)

	(63,887)	(68,601)	(659)

	1,677,269	1,818,493	17,455
Less-Common stock held in treasury, at cost - 25,556,340 shares and 24,263,831 shares at March 31, 2003 and March 31, 2004, respectively	(34,941)	(32,805)	(315)

Total shareholders’ equity	1,642,328	1,785,688	17,140

Total liabilities and shareholders’ equity	¥21,169,446	¥29,752,966	$285,592

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended March 31, 2003	For the year ended March 31, 2004	For the year ended March 31, 2004
Cash flows from operating activities:

Net income	¥119,913	¥172,329	$1,654
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	(109,799)	—	—
Depreciation and amortization	31,249	33,706	324
Loss (gain) on investments in equity securities	41,288	(55,888)	(536)
Deferred income tax expense	11,776	1,913	18
Changes in operating assets and liabilities :
Time deposits	(36,585)	174,331	1,673
Deposits with stock exchanges and other segregated cash	(6,271)	(7,485)	(72)
Trading assets and private equity investments	(1,167,700)	(2,836,906)	(27,231)
Trading liabilities	1,242,333	2,152,243	20,659
Receivables under resale agreements and securities borrowed transactions	(2,315,743)	(4,812,090)	(46,190)
Payables under repurchase agreements and securities loaned transactions	3,236,698	4,533,150	43,513
Loans, receivables and securities pledged as collateral, net of allowance	(590,802)	(1,838,725)	(17,650)
Time and other deposits received and other payables	(477,756)	592,779	5,690
Accrued income taxes, net	(31,738)	80,273	771
Other, net	87,250	(15,524)	(149)

Net cash provided by (used in) operating activities	34,113	(1,825,894)	(17,526)

Cash flows from investing activities:

Payments for purchases of office buildings, land, equipment and facilities	(45,235)	(39,303)	(377)
Proceeds from sales of office buildings, land, equipment and facilities	690	1,341	13
Payments for purchases of investments in equity securities	(10,299)	(61)	(1)
Proceeds from sales of investments in equity securities	30,067	24,309	233
Decrease in non-trading debt securities, net	152,209	61,705	592
Decrease (increase) in other investments and other assets, net	6,621	(2,520)	(24)

Net cash provided by investing activities	134,053	45,471	436

Cash flows from financing activities:
Increase in long-term borrowings	654,407	712,675	6,841
Decrease in long-term borrowings	(324,232)	(551,897)	(5,298)
(Decrease) increase in short-term borrowings, net	(290,775)	1,824,501	17,513
Proceeds from sales of common stock	—	8,027	77
Payments for repurchases of common stock	(34,527)	(4,084)	(39)
Payments for cash dividends	(29,485)	(43,686)	(419)

Net cash (used in) provided by financing activities	(24,612)	1,945,536	18,675

Effect of exchange rate changes on cash and cash equivalents	(8,952)	(18,978)	(182)

Net increase in cash and cash equivalents	134,602	146,135	1,403
Cash and cash equivalents at beginning of the year	356,635	491,237	4,715

Cash and cash equivalents at end of the year	¥491,237	¥637,372	$6,118

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura”.

Basis of presentation—

The consolidated financial information includes the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary (see “Note 1. Summary of accounting policies: New accounting pronouncements”). Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“US GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial information, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial information. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Nomura had been actively involved in the private equity business, through its UK based PFG. As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business. As a result of Nomura’s contribution of its investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed control of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. Accordingly, Nomura ceased consolidating the investments at that time. Terra Firma Capital Partners Limited (“TFCPL”) has been established by former employees of Nomura to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, Nomura accounts for its investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with accounting practices for broker-dealers.

As stated above, Terra Firma investments are carried at fair value. Corresponding changes in the fair value of these investments are included in gains/losses on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, Nomura’s Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, occurring after March 31, 2001, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with its securitization activities, Nomura utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets.

Nomura has historically used special purpose entities, or SPE vehicles, as conduits, and has generally not retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral and other credit enhancements to receive at least an A-1 or P-1 rating. Nomura may obtain an interest in the financial assets in the future, which may include residual interests in the special purpose entities established to facilitate the securitization. Any such interests would be included in Securities inventory within Nomura’s consolidated balance sheet. Nomura records its securities inventory, including such interests, at fair value with any changes in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Securities financing transactions—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated income statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are classified as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. Nomura adopted the provisions of SFAS No. 144 on April 1, 2002.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes are recorded as Investments in equity securities in the consolidated balance sheets.

Investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other and such investments are mainly comprised of unlisted equity securities.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. Compensation cost recognized in the year ended March 31, 2003 was the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share”, the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that negative goodwill that arises in a business combination completed after June 30, 2001 be written off immediately. SFAS No. 141 also requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No. 142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill recorded prior to July 1, 2001 was recognized as the excess of acquisition cost over the fair value of net assets acquired and was being amortized over 10 to 20 years on a straight-line basis. The amortization of goodwill is included in Non-interest expenses — Other. Goodwill recorded after June 30, 2001 and, upon adoption of SFAS No. 142, goodwill acquired prior to July 1, 2001 is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

Prior to the year ended March 31, 2003, negative goodwill, which was recognized as the excess of the fair value of net assets acquired over the acquisition cost, was included in Other liabilities — Other on the accompanying balance sheets, and was being amortized over a 10 year period, on a straight-line basis. The amortization of negative goodwill was included in Non-interest expenses — Other. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in the write-offs of negative goodwill arising from a previous business combination of ¥109,799 million, net of taxes, as of March 31, 2002.

New accounting pronouncements—

In January 2003, the FASB issued FIN 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are the entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. A VIE is required to be consolidated by its primary beneficiary of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, Nomura adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, Nomura was initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the Audit Guide (AICPA Audit and Accounting Guide – Audits of Investment Companies) and accounting by parent companies and equity method investors for investments in investment companies. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statement for the year ended March 31, 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on Nomura’s consolidated financial statement for the year ended March 31, 2004.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on Nomura’s consolidated financial statement for the year ended March 31, 2004.

In December 2003, the FASB issued SFAS No. 132 (revised 132), “Employers’ Disclosure about Pensions and Other Postretirement Benefits.” SFAS No. 132 revises employers’ disclosure about pension plans and other postretirement benefits by requiring additional disclosures such as description of the type of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized during the periods. The statement does not change the measurement or recognition of the plans. Required annual disclosure is effective for Nomura’s fiscal year ended March 31, 2004.

2.	U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥104.18 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.	Short-term borrowings:

Short-term borrowings include the following secured borrowings:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2003	March 31, 2004	March 31, 2004
Secured loans from Bank of Japan	¥838	¥2,230	$21
Interbank secured Call Loans	—	350	3

4.	Retirement benefit plans:

Outline of retirement benefit plans—

The Company and certain domestic subsidiaries other than private equity investees provide lump-sum severance indemnity, defined benefit pension plans and defined contribution pension plans to employees at retirement. Some overseas subsidiaries provide lump-sum payments to employees at retirement, defined benefit pension plans and defined contribution pension plans.

Key information related to defined benefit plans—

Items related to the plans for the Company and domestic subsidiaries other than private equity investees

	Millions of yen		Translation into millions of U.S. dollars
	As of / for the year ended March 31, 2003	As of / for the year ended March 31, 2004	As of / for the year ended March 31, 2004
Accrued pension and severance costs	¥81,092	¥72,620	$697
Periodic pension and severance cost (1)	12,255	14,780	142

(1)	Periodic pension and severance costs are included in “Compensation and benefits” in “Non-interest expenses”.

Assumptions used in determining the present value of the projected benefit obligation and net periodic pension and severance costs:

	(%)
	As of / for the year ended March 31, 2003	As of / for the year ended March 31, 2004
Discount Rate	2.0	1.8
Expected rate of return on plan assets	2.6	2.6

5.	Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit. Nomura has also had commitments in connection with its merchant banking activities.

Contractual amounts of these commitments were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2003	March 31, 2004	March 31, 2004
Commitments to extend credit and commitments in connection with merchant banking activities	¥247,344	¥160,089	$1,537

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2003	March 31, 2004	March 31, 2004
Standby letters of credit and other guarantees	¥49,449	¥29,424	$282

6.	Comprehensive income:

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2003	March 31, 2004	March 31, 2004
Net income	¥119,913	¥172,329	$1,654

Other comprehensive (loss) income, net of tax:
Change in cumulative translation adjustments	(2,644)	(12,051)	(115)
Minimum pension liability adjustment during the period	(16,586)	7,337	70

Total other comprehensive (loss) income, net of tax	(19,230)	(4,714)	(45)

Comprehensive income	¥100,683	¥167,615	$1,609

7.	Changes in additional paid-in capital and retained earnings:

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2003	March 31, 2004	March 31, 2004
Additional paid-in capital
Balance at beginning of period	¥150,979	¥151,328	$1,453
Gain on sales of treasury stock	—	1,807	17
Issuance of common stock options	349	928	9

Balance at end of period	¥151,328	¥154,063	$1,479

Retained earnings
Balance at beginning of period	¥1,316,221	¥1,407,028	$13,506
Net income	119,913	172,329	1,654
Dividends	(29,106)	(29,126)	(280)

Balance at end of period	¥1,407,028	¥1,550,231	$14,880

8.	Segment Information-Operating segment:

Business segments’ results are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

	Change (%)
Income (loss) before income taxes
Year ended March 31, 2004 vs. 2003	122.9	52.2	—	—	152.8

	Translation into millions of U.S. dollars
Year ended March 31, 2004
Non-interest revenue	$2,919	$2,792	$329	$(1)	$6,039
Net interest revenue	16	719	16	213	964

Net revenue	2,935	3,511	345	212	7,003
Non-interest expenses	2,171	2,182	355	130	4,838

Income (loss) before income taxes	$764	$1,329	$(10)	$82	$2,165

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2003	March 31, 2004	March 31, 2004
Gain / (loss) on undesignated hedging instruments included in Net gain on trading	¥2,065	¥(12,544)	$(120)
(Loss) / gain on investment securities	(561)	1,590	15
Equity in (losses) / income of affiliates	(3,842)	8,514	82
Corporate items	(9,356)	(10,666)	(102)
Impairment loss on investment in an affiliated company	(21,165)	—	—
Others	(7,846)	21,605	207

Total	¥(40,705)	¥8,499	$82

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2003	March 31, 2004	March 31, 2004
Net revenue	¥602,753	¥729,523	$7,003
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(43,017)	54,729	525
Effect of consolidation/deconsolidation of the private equity investee companies	6,538	18,851	181

Consolidated net revenue	¥566,274	¥803,103	$7,709

Income before income taxes	¥89,211	¥225,505	$2,165
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(43,017)	54,729	525
Effect of consolidation/deconsolidation of the private equity investee companies	1,215	2,442	23

Consolidated income before income taxes and cumulative effect of accounting change	¥47,409	¥282,676	$2,713

9.	Other

Information on lease and derivative transactions will be disclosed in EDINET. Other notes to the consolidated financial information will be disclosed when those are available.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consist of the following:

Commissions/fees received

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2003 (A)	March 31, 2004 (B)	(B-A)/(A)	March 31, 2004
Commissions	¥141,640	¥210,216	48.4	$2,018

Brokerage Commissions	85,157	149,667	75.8	1,437
Commissions for Distribution of Investment Trust	30,507	37,345	22.4	358

Fees from Investment Banking	81,847	86,994	6.3	835

Underwriting and Distribution	62,365	71,091	14.0	682
M&A / Financial Advisory Fees	16,803	15,772	(6.1)	151

Asset Management and Portfolio Service Fees	79,290	66,193	(16.5)	635

Asset Management Fees	70,181	56,268	(19.8)	540

Total	¥302,777	¥363,403	20.0	$3,488

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2003 (A)	March 31, 2004 (B)	(B-A)/(A)	March 31, 2004
Merchant Banking	¥2,779	¥1,548	(44.3)	$15
Equity Trading	35,919	75,232	109.4	722
Fixed Income and Other Trading	133,610	152,262	14.0	1,462

Total	¥172,308	¥229,042	32.9	$2,199

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
Revenue:
Commissions	¥46,091	¥34,685	¥34,303	¥26,561	¥33,752	¥55,967	¥57,590	¥62,907
Fees from investment banking	15,632	18,281	16,937	30,997	14,498	19,860	24,408	28,228
Asset management and portfolio service fees	24,190	21,905	17,541	15,654	13,735	17,022	16,792	18,644
Net gain on trading	36,964	29,185	48,340	57,819	80,432	67,097	33,800	47,713
Interest and dividends	91,065	115,848	107,190	87,821	113,844	104,036	78,333	100,657
(Loss) gain on investments in equity securities	(3,325)	(7,094)	(21,912)	(8,957)	16,168	15,601	2,788	21,331
Gain (loss) on private equity investments	3,037	(5,929)	(1,991)	(9,508)	(669)	7,267	(2,105)	8,645
Other	3,317	6,401	3,729	6,142	8,030	6,738	5,845	20,592

Total revenue	216,971	213,282	204,137	206,529	279,790	293,588	217,451	308,717
Interest expense	74,305	72,533	71,990	55,817	79,703	78,901	67,220	70,619

Net revenue	142,666	140,749	132,147	150,712	200,087	214,687	150,231	238,098

Non-interest expenses:
Compensation and benefits	63,595	57,688	59,472	63,412	65,903	67,686	61,823	63,924
Commissions and floor brokerage	4,477	5,553	3,564	7,250	4,904	4,625	3,482	6,158
Information processing and communications	18,176	19,233	18,801	21,179	18,890	19,520	19,155	22,466
Occupancy and related depreciation	14,563	14,537	14,118	13,934	13,319	13,506	12,929	14,467
Business development expenses	5,895	7,782	4,823	5,861	4,983	5,428	5,495	7,194
Other	17,589	13,690	12,379	51,294	20,788	15,971	17,416	30,395

	124,295	118,483	113,157	162,930	128,787	126,736	120,300	144,604

Income (loss) before income taxes and cumulative effect of accounting change	18,371	22,266	18,990	(12,218)	71,300	87,951	29,931	93,494

Income tax expense (benefit):
Current	15,100	(1,256)	2,085	9,590	27,093	38,418	15,265	27,658
Deferred	(4,775)	10,297	1,934	4,320	5,159	1,895	(1,065)	(4,076)

	10,325	9,041	4,019	13,910	32,252	40,313	14,200	23,582

Income (loss) before cumulative effect of accounting change	8,046	13,225	14,971	(26,128)	39,048	47,638	15,731	69,912
Cumulative effect of accounting change	109,799	—	—	—	—	—	—	—

Net income (loss)	¥117,845	¥13,225	¥14,971	¥(26,128)	¥39,048	¥47,638	¥15,731	¥69,912

	Yen
Per share of common stock:
Basic-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10	¥36.01
Cumulative effect of accounting change	55.86	—	—	—	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10	¥36.01

Diluted-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10	¥36.01
Cumulative effect of accounting change	55.86	—	—	—	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10	¥36.01

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Satellite Communications Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) E.C.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Advisory Services (Malaysia) Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Corporate Goals and Principles

Management Policy and Structure of Business Operations

The Nomura Group’s vision is to solidify its status firmly as a “globally competitive Japanese financial institution.” In a Japanese securities market expected to grow rapidly, the Company will seek to realize its vision and grow shareholder value by strengthening its base in domestic securities businesses and by consolidating the Nomura Group’s comprehensive capabilities domestically and overseas.

As an indication of increasing shareholders’ value, one of the management’s goals, we intend to maintain an average consolidated ROE of 10 to 15% over the medium to long term.

In executing the businesses, the Company will focus on global integration, rather than individual legal entities. Nomura Group’s business segments include Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of four businesses: Fixed Income, Equity, Investment Banking and Merchant Banking.

The Nomura Group will have transferred the business execution authorities deemed appropriate each of the respective business lines. The Nomura Group is establishing a competitive business base by enhancing the professional skills of personnel within each of these business lines, while strengthening linkages among them and fully demonstrating Nomura Group’s comprehensive capabilities.

Adoption of Committee System

With the approval of the Ordinary General Meeting of Shareholders held on June 26, 2003, the Company has adopted the Committee System. Under the Committee System, a company shall maintain three committees, namely, a Nomination Committee, the Audit Committee and the Compensation Committee, each of which a majority of its members shall be outside directors, supervise management, and also have executive officers to execute business activities under powers delegated by the board of directors. The Company has adopted the Committee System for the following three reasons:

First, to have management oversight functions separated from business operation functions.

Second, to be able to make quicker management decisions on a consolidated basis by delegating many of the powers to execute business activities from directors to executive officers.

Third, to improve transparency under the oversight of the three committees.

Under the new management system explained above, the Company will conduct integrated management activities with more speed and transparency, and strive to consistently grow shareholder value.

Committee System

Dividend Policy

The Company will determine the amount of any cash dividend, broadly considering such factors as the firm’s dividend-on-equity ratio (DOE), the firm’s level of profits and its maintenance of capital sufficient to capture business opportunities as they may develop.

As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Reduction of the Size of Trading Units

The Company considers reduction of the size of trading units in the Japanese market as an important step in allowing greater access to investors and as conducive to expanding the securities market. The Company will consider such reductions following the revision of the Commercial Code, etc.

Current Challenges

While Japan’s economy and securities markets are recovering steadily, the Nomura Group is facing a more competitive environment than ever before. In this environment, the Nomura Group will analyze the markets and customers, dealing with diverse customer needs promptly and flexibly, and expand its field to global markets, so that the Nomura Group can provide creative solutions to customers both at home and abroad and maximize our opportunities.

With regards to Domestic Retail, the Nomura Group will provide various high-quality financial services based on the specific needs of each customer, and expand our customer base and client assets. In addition, to stimulate the securities markets that are getting more important for the revitalization of Japan, the Nomura Group will continue its efforts to broaden individual investors’ participation in the securities markets by investor education programs and so forth.

Regarding Global Wholesale, as the financial results of Japanese companies gradually recover, the Nomura Group will flexibly respond to changes in customer and market needs such as developing our financing business, globally increasing our M&A business and continuously expanding our corporate rehabilitation business. In April 2004, the Nomura Group reorganized Global Wholesale segment. It now consists of three business lines: Global Markets which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking in order to enhance specialty services and strengthen our global structure.

In Asset Management, the Nomura Group continues to enhance performance by continuing to offer a variety of investment opportunities, and increasing assets under management through maintaining a strong sales support system and delivering new products to meet customer needs. In regards to the defined contribution pension plan business, the Nomura Group will broaden its customer base through enhancing the offering of integrated services ranging from consulting for plan implementation and investment education to supply of products.

Utilizing its combined strengths and making quick investment decisions, the Nomura Group is committed to actively contributing to development of Japanese economy and securities market, strengthening our base in securities businesses, and increasing our own corporate value.

Basic concept of corporate governance, and the status of its implementation

(Basic concept of corporate governance)

The Company in conjunction with the domestic companies of the Nomura Group has adopted the Committee System since June 2003.

Under the Committee System, management oversight functions are separated from business operation functions and many of the powers to execute business activities are delegated to executive officers. The Company can make quicker management decisions on a consolidated basis. Under this corporate governance structure, the Company has maintained three committees: a Nomination Committee, an Audit Committee and a Compensation Committee, each of which has a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

The Company has adopted procedures under which the Audit Committee shall discuss and approve proposals by the Chief Financial Officer regarding fees for the Company’s independent accountant and the type of services to be provided.

(The status of corporate governance policy implementation)

1) The status of corporate governance regarding management decision-making, implementation and oversight, etc. in administrative organization

(1) The Committee System or the Statutory Auditor System

As described above, the Company has adopted the Committee System since June 2003.

(2) Appointment of outside directors

The Board of Directors of the Company is comprised of eleven directors including four outside directors as defined under the Commercial Code of Japan.

(3) Overview of the committees

(i) Nomination Committee

The Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of directors to be submitted to a general meeting of shareholders. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

(ii) Audit Committee

The Audit Committee is authorized to audit the execution by directors and executive officers of their duties and determine the particulars of proposals concerning the election and dismissal of the independent auditor to be submitted to a general meeting of shareholders. This committee’s current members are Haruo Tsuji (outside director), Koji Tajika (outside director) and Fumihide Nomura (non-executive director). Haruo Tsuji is the Chairman of this committee. All of the members are independent under the standards set forth in the Sarbanes-Oxley Act and Koji Tajika satisfies the requirements of “audit committee financial expert” under the Sarbanes-Oxley Act.

(iii) Compensation Committee

The Compensation Committee is authorized to determine the particulars of the compensation for each director and executive officer. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

(4) Allocation of full-time staff for the outside directors

Secretariat and Office of Audit Committee assist directors, including the outside directors, in execution of their operations.

(5) Framework for operational execution

Thirty-one (as of April 28, 2004, twenty-seven as of the end of March, 2004) executive officers determine the matters delegated by resolutions of the Board of Directors and execute the business of the Company. Important matters of those delegated to executive officers are determined by the Board of Executive Officers or the Executive Management Board, each of which comprises the executive officers. The Board of Executive Officers composed of all thirty-one executive officers is authorized to determine the annual business plan and budget and the allocation of the management resources of the Nomura Group. The Executive Management Board consisting of ten executive officers including all representative executive officers is authorized to determine important matters concerning the management of the Nomura Group.

(6) Internal control and procedures

The Audit Committee is composed entirely of non-executive part-time directors and has central responsibilities for management audit functions. In order to facilitate audit functions, the following measures have been undertaken:

1.	Two non-executive but full-time directors (Audit Mission Directors) who are familiar with the business and organization of the Nomura Group, are assigned by the Board of Directors. They thus supplement the audit conducted by the Audit Committee, maintain the merits of the previous statutory audit system. The duty of an Audit Mission Director is to conduct operational supervision including daily inspections and investigations, such as attending important committee meetings.

2.	One Audit Committee member and one Audit Mission Director participate as members of the Internal Controls Committee, a higher body of the Internal Audit Division. Further, internal audit results are reported not only to the executive management but also to the Audit Committee and Audit Mission Directors.

(7) Attorneys, accountants and other third parties

Outside attorneys provide, as necessary, advice in regard to important matters related to operations, finance, compliance and others. Shin Nihon & Co. (member firm in Japan of Ernst Young), the Company’s independent accountant, makes substantive recommendations, as appropriate, on internal control and procedures over financial reporting in relation to audits of the Company’s financial statements.

2) Summary of personal, capital, dealing and other conflicts of interest between the Company, its outside directors and outside auditors

None.

3) Implementation to expand company corporate governance in the recent year

As described above, the Company adopted the Committee System following resolution at the General Meeting of Shareholders in June 2003.

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

Financial Summary For the Year Ended March 31, 2004

Date:	April 28, 2004
Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shigeki Fujitani
Managing Director, Finance Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	1,000 shares

(1) Operating Results	(millions of yen except per share data and percentages)

	Operating Revenue	(Comparison)	Operating Income	(Comparison)	Ordinary Income	(Comparison)
Year Ended March 31, 2004	135,341	(31.9)%	39,446	(293.0)%	39,448	(267.2)%
Year Ended March 31, 2003	102,633		10,036		10,742

	Net Profit (Loss)	(Comparison)	Net Profit (Loss) per share (Yen)	Fully Diluted Net Profit per share (Yen)	Return on Shareholders’ Equity
Year Ended March 31, 2004	33,374	(—)	17.19	17.19	2.5
Year Ended March 31, 2003	(12,825)		(6.70)	—	(0.9)

1. Average number of shares issued and outstanding during the year ended March 31, 2004:	1,940,871,819
the year ended March 31, 2003:	1,958,071,011

2. Change in accounting method: None

(2) Dividend

	Annual Dividend Per Share
Year Ended:		Interim	Year-end	Total Dividend	Payout Ratio	Dividend/ Shareholders’ Equity
	Yen	Yen	Yen	(Millions of yen)%		%
March 31, 2004	15.00	7.50	7.50	29,137	87.3	2.1
March 31, 2003	15.00	—	15.00	29,116	—	2.2

Note:	The Company introduced the interim dividend system from the six months ended September 30, 2003.

(3) Financial Position	(millions of yen except per share data and percentages)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
Year Ended March 31, 2004	2,469,719	1,367,005	55.4	703.76
Year Ended March 31, 2003	2,121,113	1,342,035	63.3	691.21

1. Number of shares issued and outstanding at	March 31, 2004:	1,942,411,447

	March 31, 2003:	1,941,118,921

2. Number of treasury stock issued and outstanding at	March 31, 2004:	23,508,413

	March 31, 2003:	24,800,939

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Unaudited)

			(Millions of yen)
	March 31, 2004	March 31, 2003	Increase/(Decrease)
ASSETS
Current Assets	792,874	652,450	140,424

Cash and time deposits	1,973	11,239	(9,266)
Short-term loans receivable	708,516	578,420	130,096
Deferred tax assets	1,957	9,260	(7,302)
Other current assets	80,428	54,242	26,185
Allowance for doubtful accounts	(1)	(712)	711

Fixed Assets	1,676,844	1,468,663	208,181

Tangible fixed assets	40,512	43,518	(3,005)
Buildings	14,406	14,341	64
Furniture & fixtures	17,266	19,443	(2,177)
Land	8,839	9,732	(893)
Intangible assets	68,861	66,494	2,367
Software	68,860	66,493	2,367
Others	0	0	—
Investments and others	1,567,470	1,358,650	208,820
Investment securities	170,928	129,853	41,075
Investments in subsidiaries and affiliates (at cost)	1,106,513	1,096,164	10,349
Long-term loans receivable	173,178	—	173,178
Long-term guarantee deposits	51,718	54,187	(2,468)
Deferred tax assets	41,313	61,326	(20,012)
Other investments	23,852	17,120	6,731
Allowance for doubtful accounts	(34)	(1)	(32)

TOTAL ASSETS	2,469,719	2,121,113	348,605

			(Millions of yen)
	March 31, 2004	March 31, 2003	Increase/(Decrease)
LIABILITIES
Current liabilities	469,835	256,253	213,581

Short-term borrowings	276,000	101,500	174,500
Bond with maturity of less than one year	2,631	—	2,631
Payables to customers and others	107,838	131,677	(23,839)
Accrued income taxes	63,304	1,596	61,708
Other current liabilities	20,061	21,479	(1,417)

Long-term liabilities	632,878	522,824	110,053

Bonds payable	190,000	122,631	67,369
Long-term borrowings	439,500	399,500	40,000
Other long-term liabilities	3,378	693	2,684

TOTAL LIABILITIES	1,102,713	779,077	323,635

SHAREHOLDERS’ EQUITY
Common stock	182,799	182,799	—
Capital reserves	114,311	112,504	1,807
Additional paid-in capital	112,504	112,504	—
Other capital reserves	1,807	—	1,807
Premium over acquisition cost of Treasury stock sold	1,807	—	1,807
Earned surplus	1,055,308	1,065,929	(10,621)
Earned surplus reserve	81,858	81,858	—
Voluntary reserve	950,038	990,041	(40,003)
Reserve for specified fixed assets	38	41	(3)
General reserve	950,000	990,000	(40,000)
Unappropriated retained earnings (accumulated deficit)	23,412	(5,969)	29,382
Net unrealized gain on investments	45,859	14,211	31,647
Treasury stock	(31,273)	(33,409)	2,136

TOTAL SHAREHOLDERS’ EQUITY	1,367,005	1,342,035	24,970

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,469,719	2,121,113	348,605

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(Unaudited)

			(Millions of yen)
	Fiscal Year Ended March 31, 2004 (A)	Fiscal Year Ended March 31, 2003 (B)	Comparison (A-B)/(B)
Operating revenue	135,341	102,633	31.9%

Property and equipment fee revenue	63,006	60,901	3.5
Rent revenue	29,971	30,796	(2.7)
Royalty on trademark	6,998	5,177	35.2
Dividend from subsidiaries and affiliated companies	29,533	—	—
Others	5,831	5,355	8.9
Interest income	—	403	—

Operating expenses	95,895	92,596	3.6

Compensation and benefits	1,650	605	172.4
Rental and maintenance	34,302	34,151	0.4
Data processing and office supplies	20,567	21,844	(5.8)
Depreciation and amortization	26,480	24,080	10.0
Others	8,417	8,256	2.0
Interest expenses	4,476	3,657	22.4

Operating income	39,446	10,036	293.0

Non-operating income	2,644	3,824	(30.9)
Non-operating expenses	2,642	3,119	(15.3)

Ordinary income	39,448	10,742	267.2

Special profits	5,773	16,498	(65.0)
Special losses	5,067	44,773	(88.7)

Profit (loss) before income taxes	40,155	(17,531)	—

Income taxes - current	1,859	(39,527)	—

Income taxes - deferred	4,920	34,821	(85.9)

Net profit (loss)	33,374	(12,825)	—

Unappropriated retained earnings brought forward	4,606	6,855

Interim dividend	14,569	—

Unappropriated retained earnings (accumulated deficit)	23,412	(5,969)

Appropriation of Unconsolidated Retained Earnings

			(Millions of yen)
	Year ended March 31, 2004 (Proposal)		Year ended March 31, 2003
Unappropriated retained earnings (accumulated deficit)		23,412		(5,969)
Reversal of voluntary reserves		5		40,003
Reversal of general reserve			40,000
Reversal of reserve for specified fixed assets	5		3

Total		23,417		34,033

Appropriation:
Cash dividends*	14,568		29,116
Directors’ bonuses			310

Total		14,568		29,426

Unappropriated retained earnings to be carried forward		8,849		4,606

*	15 yen per share for the year ended March 31, 2003

7.5 yen per share for the year ended March 31, 2004 (Proposal)

The Company paid interim dividend of 14,569 million Yen (7.5 Yen per share) for the six month ended September 30, 2003.

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2004 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

  (1) Other securities

a. Securities with market value	Recorded at market value.
The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.
b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.
(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2. Depreciation and Amortization

  (1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

  (2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

3. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

4. Provisions

Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

The Company applies consolidated tax return system.

Notes to Unconsolidated Balance Sheet Information

1.	Financial Guarantees

		(Millions of yen)

	March 31, 2004	March 31, 2003
Financial guarantees outstanding	1,599,086	1,562,830

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)

March 31, 2004	March 31, 2003
64,439	63,010

Notes to Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd.

5.	Special profits and losses consist of the following:

(Millions of yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
Special profits
Gain on sales of investment securities	5,095	16,498
Reversal of allowance for doubtful accounts	678	—

Special losses
Loss on sales of investment securities	1,926	3,389
Loss on devaluation of investment securities	1,721	11,167
Loss on devaluation of investments in affiliates	1,419	30,216

Notes on Securities Held

Stocks of Subsidiaries and Affiliates with Market Values

(Millions of yen)

	March 31, 2004			March 31, 2003
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Affiliates	45,785	130,954	85,169	45,785	57,203	11,418

Notes on Other Information

Information on lease transactions will be disclosed on EDINET. Other notes to the financial information will be disclosed when those are available.

Financial Summary For the Year Ended March 31, 2004

Date:	April 28, 2004
Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.
For inquiries:	Shigeki Fujitani
Managing Director, Finance Department,
Nomura Group Headquarters
Tel: (Country Code 81) 3-3211-1811

Financial Highlights for the Year Ended March 31, 2004

(1) Operating Results

	Operating Revenue	(Comparison)	Net Operating Revenue	(Comparison)	Operating Income	(Comparison)
Year Ended March 31, 2004	598,772	(27.4)%	547,765	(24.8)%	219,561	(79.2)%
Year Ended March 31, 2003	470,099		438,932		122,517

	Ordinary Income	(Comparison)	Net Income	(Comparison)
Year Ended March 31, 2004	219,410	(79.9)%	122,063	(72.8)%
Year Ended March 31, 2003	121,985		70,622

Notes: Change in accounting method: None

(2) Financial Position	(Truncated to the nearest million yen except percentages)

	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder’s Equity (%)	Capital Adequacy Ratio (%)
March 31, 2004	15,628,170	754,504	4.8	230.2
March 31, 2003	9,695,981	648,452	6.7	260.2

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(Unaudited)

			(Millions of yen)
	March 31, 2004	March 31, 2003	Increase/(Decrease)
ASSETS
Current Assets	15,559,847	9,625,560	5,934,287

Cash and time deposits	300,111	263,758	36,353
Deposits with exchanges and other segregated cash	760	760	—
Trading assets:	8,777,900	5,172,420	3,605,479
Trading securities	7,851,049	4,061,882	3,789,166
Derivative contracts	926,850	1,110,538	(183,687)
Net receivables arising from pre-settlement date trades	—	404,262	(404,262)
Margin account assets:	301,425	78,833	222,592
Loans to customers in margin transactions	149,113	47,243	101,870
Cash collateral to securities finance companies	152,311	31,589	120,722
Loans with securities as collateral:	5,785,461	3,538,974	2,246,487
Cash collateral for securities borrowed	5,051,538	2,938,797	2,112,741
Loans in gensaki transactions	733,923	600,177	133,745
Receivables from customers and others	2,720	1,698	1,022
Short-term guarantee deposits	101,960	12,318	89,642
Short-term loans receivable	189,889	106,660	83,228
Deferred tax assets	26,235	22,678	3,557
Other current assets	73,736	23,406	50,329
Allowance for doubtful accounts	(354)	(211)	(143)

Fixed Assets	68,323	70,420	(2,097)

Tangible fixed assets	159	187	(28)
Intangible assets	1,542	1,494	48
Investments and others	66,621	68,738	(2,117)
Investment securities	45	45	—
Deferred tax assets	33,675	30,931	2,743
Other investments	33,634	46,435	(12,800)
Allowance for doubtful accounts	(733)	(8,673)	7,939

TOTAL ASSETS	15,628,170	9,695,981	5,932,189

			(Millions of yen)
	March 31, 2004	March 31, 2003	Increase/(Decrease)
LIABILITIES
Current Liabilities	14,389,341	8,606,713	5,782,627

Trading liabilities:	4,462,680	2,869,769	1,592,910
Trading securities	3,549,976	1,823,770	1,726,206
Derivative contracts	912,703	1,045,999	(133,296)
Net payables arising from pre-settlement date trades	421,117	—	421,117
Margin account liabilities:	29,153	12,578	16,574
Borrowings from securities finance companies	7,317	2,098	5,218
Customer margin sale proceeds	21,835	10,479	11,355
Borrowings with securities as collateral:	5,322,006	3,729,547	1,592,458
Cash collateral for securities loaned	3,229,044	2,218,736	1,010,308
Borrowings in gensaki transactions	2,092,962	1,510,811	582,150
Payables to customers and others	184,998	142,921	42,077
Guarantee deposits received	171,613	40,102	131,510
Short-term borrowings	3,260,750	1,432,356	1,828,393
Commercial paper	221,000	242,000	(21,000)
Short-term bonds payable	62,000	—	62,000
Bond due within one year	100,000	50,000	50,000
Accrued income taxes	24,620	13,699	10,920
Accrued bonuses for employees	15,200	13,800	1,400
Other current liabilities	114,201	59,937	54,263

Long-term Liabilities	483,066	439,963	43,102

Bonds payable	258,200	358,200	(100,000)
Long-term borrowings	160,000	10,000	150,000
Reserve for retirement benefits	48,685	42,783	5,901
Other long-term liabilities	16,180	28,979	(12,798)

Statutory Reserves	1,258	851	407

Reserve for securities transactions	1,258	851	407

TOTAL LIABILITIES	14,873,666	9,047,528	5,826,137

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—
Capital reserves	529,578	529,479	99
Additional paid-in capital	529,578	529,479	99
Earned surplus	214,925	108,973	105,951
Voluntary reserve	63,000	18,000	45,000
General Reserve	63,000	18,000	45,000
Unappropriated retained earnings	151,925	90,973	60,951

TOTAL SHAREHOLDER’S EQUITY	754,504	648,452	106,051

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	15,628,170	9,695,981	5,932,189

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(Unaudited)

		(Millions of yen except percentages)
	Year Ended March 31, 2004 (A)	Year Ended to March 31, 2003 (B)	Comparison A/B (%)
Operating revenue	598,772	470,099	27.4

Commissions	279,936	207,103	35.2
Net gain on trading	263,274	207,158	27.1
Net gain on other inventories	11	11	4.8
Interest and dividend income	55,550	55,826	(0.5)
Interest expenses	51,007	31,167	63.7

Net operating revenue	547,765	438,932	24.8

Selling, general and administrative expenses	328,203	316,414	3.7

Transaction-related expenses	57,982	51,300	13.0
Compensation and benefits	139,116	133,831	3.9
Rental and maintenance	43,108	44,461	(3.0)
Data processing and office supplies	78,939	78,067	1.1
Others	9,056	8,754	3.5

Operating income	219,561	122,517	79.2

Non-operating income	1,470	1,504	(2.3)
Non-operating expenses	1,621	2,036	(20.4)

Ordinary income	219,410	121,985	79.9

Special profits	—	196	—
Special losses	407	388	4.9

Income before income taxes	219,003	121,793	79.8

Income taxes - current	103,241	55,343	86.5

Income taxes - deferred	(6,301)	(4,172)	—

Net income	122,063	70,622	72.8

Unappropriated retained earnings brought forward	29,862	20,351

Unappropriated retained earnings	151,925	90,973

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2004 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the amended “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, November, 1974) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2) For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

4. Provisions

(1) Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2) Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3) Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

5. Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

Nomura Securities applies consolidated tax return system.

Notes to Balance Sheet Information

1. Financial Guarantees

		(Millions of yen)
	March 31, 2004	March 31, 2003
Financial guarantees outstanding	1,033,386	951,271

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)
March 31, 2004	March 31, 2003
360	317

3. Subordinated Borrowings, Bonds, and Notes

		(Millions of yen)
	March 31, 2004	March 31, 2003
Short-term borrowings	—	120,000
Long-term borrowings	160,000	10,000
Bonds payable	60,000	60,000

Notes to Income Statement Information

1. Breakdown of Special Profits

		(Millions of yen)
	Year Ended March 31, 2004	Year Ended March 31, 2003
Special profits
Reversal of allowance for doubtful accounts	—	196

2. Breakdown of Special Losses

		(Millions of yen)
	Year Ended March 31, 2004	Year Ended March 31, 2003
Special losses
Reserve for securities transactions	407	388

Nomura Securities Co., Ltd. Quarter Income Statement Information

(Millions of yen)

	For the Quarter from April 1, 2003 to June 30, 2003	For the Quarter from July 1, 2003 to September 30, 2003	For the Quarter from October 1, 2003 to December 31, 2003	For the Quarter from January 1, 2004 to March 31, 2004	For the Year from April 1, 2003 to March 31, 2004
Operating revenue	151,204	169,592	127,053	150,921	598,772

Commissions	42,204	74,854	77,550	85,326	279,936
Net gain on trading	91,926	79,207	37,774	54,367	263,274
Net gain on other inventories	3	2	2	2	11
Interest and dividend income	17,070	15,528	11,725	11,225	55,550
Interest expenses	14,467	8,952	16,748	10,839	51,007

Net operating revenue	136,736	160,640	110,305	140,082	547,765

Selling, general and administrative expenses	78,026	83,158	80,049	86,968	328,203

Transaction-related expenses	11,626	15,109	14,196	17,048	57,982
Compensation and benefits	35,497	35,704	33,933	33,981	139,116
Rental and maintenance	10,633	10,572	10,705	11,196	43,108
Data processing and office supplies	18,134	19,323	19,488	21,992	78,939
Other	2,134	2,448	1,724	2,748	9,056

Operating income	58,709	77,482	30,256	53,113	219,561

Non-operating income	482	438	262	287	1,470
Non-operating expenses	506	161	648	304	1,621

Ordinary income	58,685	77,758	29,870	53,096	219,410

Special profits	97	229	(242)	(85)
Special losses	153	(153)	64	342	407

Income before income taxes	58,629	78,142	29,563	52,668	219,003

Income taxes – current	23,009	36,526	13,026	30,680	103,241

Income taxes – deferred	2,477	(1,228)	(1,274)	(6,275)	(6,301)

Net income	33,142	42,844	17,812	28,263	122,063

Supplementary Information

1. Commission Revenues	(Millions of yen except percentages)

(1) Breakdown by Category

	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/(B)(%)
Brokerage commissions	129,377	73,119	76.9%

(Stocks)	(118,033)	(65,939)	(79.0)
Underwriting commissions	41,300	25,686	60.8

(Stocks)	(36,752)	(18,769)	(95.8)
(Bonds)	(4,547)	(6,917)	(-34.3)
Distribution commissions	43,668	31,858	37.1

(Investment trust certificates)	(37,169)	(30,277)	(22.8)
Other commissions	65,589	76,438	-14.2

(Investment trust certificates)	(24,202)	(33,933)	(-28.7)

Total	279,936	207,103	35.2

(2) Breakdown by Product

	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/(B)(%)
Stocks	158,206	89,400	77.0%
Bonds	21,401	16,726	27.9
Investment trust certificates	71,636	69,474	3.1
Others	28,691	31,501	-8.9

Total	279,936	207,103	35.2

2. Net Gain/Loss on Trading

	(Millions of yen except percentages)
	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/(B)(%)
Stocks	80,757	51,250	57.6%
Bonds and forex	182,517	155,907	17.1

Total	263,274	207,158	27.1

3. Stock Trading (excluding futures transaction)

	(Millions of shares or yen except per share data and percentages)
	Year Ended March 31, 2004 (A)		Year Ended March 31, 2003 (B)		Comparison (A-B)/(B)(%)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	62,667	52,236,699	42,770	42,064,005	46.5%	24.2%

(Brokerage)	44,469	33,801,841	26,404	24,210,854	68.4	39.6
(Proprietary Trading)	18,198	18,434,857	16,365	17,853,150	11.2	3.3

Brokerage / Total	71.0%	64.7%	61.7%	57.6%

TSE Share	6.7%	7.1%	7.5%	8.7%

Brokerage Commission per share (yen)	2.62		2.42

4. Underwriting, Subscripition, and Distribution

	(Millions of shares or yen except percentages)
	Year Ended March 31, 2004 (A)	Year Ended March 31, 2003 (B)	Comparison (A-B)/(B)(%)
Underwriting
Stocks (number of shares)	557	191	191.2%
(yen amount)	633,438	503,603	25.8
Bonds (face value)	7,368,910	5,710,311	29.0
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	524,200	757,500	-30.8

Subscripition and Distribution*
Stock (number of shares)	917	1,486	-38.2
(yen amount)	712,894	607,806	17.3
Bond (face value)	1,736,227	1,840,377	-5.7
Investment trust certificates (yen amount)	13,661,810	11,905,684	14.8
Commercial paper and others (face value)	524,200	757,500	-30.8

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

	(Millions of yen except percentages)
		March 31, 2004	March 31, 2003
Tier I	(A)	658,834	632,341
Tier II	Statutory reserves	1,258	851
	Allowance for doubtful accounts	354	211
	Subordinated debt	219,400	190,000

	Total (B)	221,013	191,062

Illiquid Asset	(C)	82,343	74,298

Net Capital (A)+(B)-(C)=	(D)	797,504	749,106

	Market risk	136,981	101,337
Risk	Counterparty risk	114,652	103,251
	Basic risk	94,702	83,199

	Total (E)	346,336	287,789

Capital Adequacy Ratio	(D)/(E)	230.2%	260.2%

Tokyo, April 28, 2004

Organizational Change

Nomura Holdings, Inc. announces the following organizational change to its wholly owned subsidiary, Nomura Securities Co., Ltd.

Nomura Securities Co., Ltd.

(effective April 28, 2004)

Management Structure

The Commitment Committee is to be newly established.

___________________________________________________	Ends	________________________________________________

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.